Proper Good, Inc.

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	**$ -812,126.39**
FINANCING ACTIVITIES	
First Round Investments:Bergschrund Investments	10,000.00
First Round Investments:Brendan Daly	25,000.00
First Round Investments:Brian Wilber	50,000.00
First Round Investments:Cotter Cunningham	25,000.00
First Round Investments:Dorm Room	20,000.00
First Round Investments:Douglas P Bouton Holland	75,000.00
First Round Investments:Ed Han	50,000.00
First Round Investments:Erik Larson	25,000.00
First Round Investments:Escoriaza LP	24,999.00
First Round Investments:Hugo Martinez	25,000.00
First Round Investments:John P Marchionda	25,000.00
First Round Investments:John Pratt	49,926.00
First Round Investments:Justin Ball	25,000.00
First Round Investments:Kai Furbeck	25,000.00
First Round Investments:Mandeep Arora	10,000.00
First Round Investments:Mark Shaw	15,000.00
First Round Investments:Matt Glickman	25,000.00
First Round Investments:Matt Zuraw	30,000.00
First Round Investments:Max Palombo	25,000.00
First Round Investments:Peter Ziebelman	25,000.00
First Round Investments:Saola Ventures	25,000.00
First Round Investments:Sean Martin	30,000.00
First Round Investments:Tilikum LP	25,000.00
First Round Investments:WeFunder	80,942.95
First Round Investments:Wilson Gibbons	25,000.00
First Round Investments:XRC Fund	850,000.00
Member Equity:Rebecca O'Brien	3.75
Opening Balance Equity	200.00
Owner's Equity:Christopher Jane	30.00
Owner's Equity:Jennifer Jane	16.25
Net cash provided by financing activities	**$1,621,117.95**
NET CASH INCREASE FOR PERIOD	**$808,991.56**
Cash at beginning of period	59,739.59
CASH AT END OF PERIOD	**$868,731.15**